Exhibit 12

Healthcare Realty Trust Incorporated

Statement Re: Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(Dollars in thousands)

(Unaudited)

	For The Year Ended (1)
	2009	2010	2011	2012		2013
Earnings
Consolidated pretax income (loss) from continuing operations	$13,091	$(7,022)	$(11,543)	$95		$(12,268)
Fixed charges	55,104	77,347	86,008	81,512		75,200
Capitalized interest	(10,087)	(10,315)	(8,531)	(5,021)		(183)

Total Earnings	$58,108	$60,010	$65,934	$76,586		$62,749
Fixed charges
Interest expense	43,747	65,710	76,038	75,053		73,551
Estimated interest in rental expense (2)	1,270	1,322	1,439	1,438		1,466
Capitalized interest	10,087	10,315	8,531	5,021		183

Total Fixed charges	$55,104	$77,347	$86,008	$81,512		$75,200
Ratio of Earnings to Fixed Charges	1.05x	0.78x (3)	0.77x (4)	0.94x	(5)	0.83x (6)

(1)	For the years ended December 31, 2012, 2011, 2010 and 2009 have been restated to conform to the December 31, 2013 presentation.
(2)	Assumes approximately one-third of rent expense is representative of the interest factor.
(3)	For the year ended December 31, 2010, earnings from continuing operations were insufficient to cover fixed charges by $17.3 million.
(4)	For the year ended December 31, 2011, earnings from continuing operations were insufficient to cover fixed charges by $20.1 million.
(5)	For the year ended December 31, 2012, earnings from continuing operations were insufficient to cover fixed charges by $4.9 million.
(6)	For the year ended December 31, 2013, earnings from continuing operations were insufficient to cover fixed charges by $12.5 million.